Don H. Liu

Senior Vice President,

General Counsel and Secretary

November 29, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Xerox Corporation

Definitive 14A

Filed April 10, 2007

File No. 1-04471

Dear Mr. Slivka:

On behalf of Xerox Corporation, we are responding to the Staff’s comment letter dated September 26, 2007 with respect to Xerox Corporation’s 2007 definitive proxy statement, subject to our letter dated October 25, 2007 confirming your agreement to extend the response time to November 30, 2007. The headings and numbered comments below are consistent with the headings and numbered comments within the Staff’s letter.

Comment and Response

Compensation Discussion and Analysis, page 16

1.	Please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006…. Please disclose where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response

Xerox uses the median of the peer group data as a competitive reference point and sets ranges at plus or minus 30% of the median for base salaries, total cash, long-term incentives (“LTI”) and total compensation for our named executive officers (“NEOs”).

For 2006, Ms. Mulcahy’s actual base salary and total cash were above the midpoint and LTI and total compensation were below the midpoint of the ranges. Ms. Mulcahy has not received a base salary increase since 2004. For all other NEOs, actual base salary and total cash compensation were close to the midpoint of the ranges while LTI and total compensation were below the midpoint.

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856

Telephone 203.849-2529

Facsimile 203.849.5152

Xerox will provide an explanation of this process and the relationship of NEO compensation to these ranges in the CD&A section of the 2008 Proxy Statement.

2.	We note your disclosure that the compensation committee believes that a significant portion of an executive officer’s total compensation should be at risk …. To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance factors, please disclose the specific items of individual performance used to determine incentive payments and salaries and how your incentive bonuses are specifically structured around such individual objectives and milestones. Please further discuss the level of difficulty in achieving such individual objectives.

Response

The Compensation Committee expects a high level of collaborative and individual performance and contributions, consistent with our NEO level of responsibility. The Committee looks at NEO base salaries compared to the market as well as succession planning objectives and internal equity to arrive at annual increases. Incentive bonus payments are not structured around achievement of specific individual objectives. They are earned as a team working together to achieve company results and are determined based on overall quantitative financial performance (i.e., revenue, earnings per share and core cash flow from operations). These performance targets are based on improvement in results over the previous year. The decision process and reasons for arriving at salary increases and incentive payments and the level of difficulty in achieving incentive targets will, to the extent material, be further described in the CD&A section of the 2008 Proxy Statement.

3.	The CD&A should be sufficiently precise to identify material differences in compensation policies…. Please disclose how and why Ms. Mulcahy’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, discuss this on an individual basis.

Response

Ms. Mulcahy’s compensation is based on a review of CEO peer group benchmark data and also takes into consideration overall company performance and her role in leading Xerox. While Ms. Mulcahy’s compensation is higher than that of our other NEOs, it is competitive with the compensation of her CEO peer group and is determined under the same programs and policies as other NEOs. We will disclose in the CD&A section of the 2008 Proxy Statement how Ms. Mulcahy’s compensation was determined and why it differs from our other NEOs.

4.	Your disclosure indicates that you set compensation goals for the current fiscal year…. Please disclose not only the goals you have set for the current year but also, in drafting this disclosure, provide appropriate contextual detail that will give investors a meaningful understanding of the degree to which determination of performance objectives was predicated upon likelihood that a portion of the incentive payments would be awarded. To the extent incentive amounts were determined based upon a historical review of the predictability of your performance objectives, please disclose the relationship between historical and future achievement.

Response

We will disclose in the CD&A section of the 2008 Proxy Statement the performance goals for fiscal 2008, to the extent material, for both the Annual Incentive Opportunity and the Executive Long-Term Incentive Program. In our 2007 Proxy Statement (page 23, third to last paragraph), we disclosed our assessment of the likelihood of achieving such goals for 2007 by stating that these targets “are expected to be challenging to obtain.” In future filings, we will expand our disclosures to include those factors that are considered in making our assessment. In management’s opinion, there is no relationship between historical performance and future achievement of incentive compensation goals. Performance targets for each metric are predicated upon delivering year over year growth. Prior years have demonstrated a balanced result in terms of achieving incentive targets.

5.	Throughout your Compensation Discussion and Analysis, and as to each compensation element, please disclose how you arrived at and why you paid each particular level and form of compensation for 2006…. Please analyze and disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers’ compensation package. Please also disclose the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. To the extent the committee relied upon the analysis of tally sheets, as disclosure at the top of page 19 seems to indicate, disclose the committee’s analysis of this information and how the evaluation of this information resulted in specific awards for the fiscal year for which compensation is being reported.

Response

In the CD&A section of the 2007 Proxy Statement (pages 18 and 19), we described the principles of executive compensation programs. We disclosed that the Company considers business performance and the marketplace when designing, delivering and funding compensation programs and that our programs provide flexibility in attracting, retaining and motivating talent to drive the business. The reasons for the forms of pay, the factors considered and appropriateness of the decisions made by the Committee are described below.

Base Salary

As noted in this section of the 2007 Proxy Statement (page 22), NEO salaries provide a continuum of fixed pay and are reviewed annually (or sooner if there is a change in responsibility). In 2006, NEO base salaries were reviewed against proxy benchmark data, succession planning objectives, and internal equity. Appropriate increases were determined based on this review. As noted earlier, Anne Mulcahy did not receive a salary increase. Increases for the other NEOS were consistent with succession planning discussions and the relativity of their position within the range.

Annual Incentive Opportunity

The factors used in approving the annual incentive as described in the 2007 Proxy (page 21, paragraph (1)) were (i) achievement against target performance goals for overall Xerox revenue at constant currency, (ii) adjusted earnings per share, and (iii) core cash flow from operations. We also described in the 2007 Proxy (page 22, paragraph (4)) the degree to which we succeeded in achieving these goals: “Performance results for 2006 were below threshold for constant currency revenue, at maximum for earnings per share and exceeded maximum for core cash flow from operations.” After reviewing overall performance results, the Committee used their discretion and awarded NEOs an annual incentive payment based on the average percent of target paid to the rest of the management team. The 2007 Proxy (page 22, paragraph (4)) further described that in view of the Company’s performance results, the Committee believed the bonus payments to be reasonable and appropriate and consistent with overall Company performance.

Long-term Incentives

Long-term incentives are an element of compensation used to reward NEOs for sustained performance and as a retention tool to align with our succession planning objectives. We disclosed in the 2007 Proxy Statement (page 19, second paragraph) that long-term incentive awards are based on a review of market data, affordability, historical and expected future performance. The Committee arrived at the 2006 long-term incentive awards based on a combination of these factors and believed them to be appropriate and competitive with the market data and anticipated market trends.

Tally Sheets

The tally sheets that were presented to the Compensation Committee are similar to the information on potential payments upon termination required under the new proxy disclosure rules. These tally sheets are used as a reference point to assist the Committee’s overall understanding of compensation and are not a material driver of compensation decisions.

Xerox will further describe in the CD&A section of the 2008 Proxy Statement the process used, the factors considered, and the appropriateness of the decisions made by the Committee in determining NEO compensation. Xerox will also describe the extent to which the Compensation Committee relies on tally sheets (as noted above).

Measuring performance and determining final bonus award. Page 22

6.	We note that the CEO and committee use business judgment… and that the committee retains the discretion to grant a lower or higher bonus than the calculated incentive payout would indicate, or no bonus at all based on appropriate circumstances. Disclose the factors the committee may consider and any exercise of such discretion.

Response

In the CD&A section of the 2007 Proxy Statement (page 22, paragraph (4)), we disclosed the factors considered by the Compensation Committee in determining 2006 bonus payouts were as follows: “Performance results for 2006 were below threshold for constant currency revenue, at maximum for earnings per share and exceeded maximum for core cash flow from operations.” Xerox will disclose in the CD&A section of the 2008 Proxy Statement the factors that the Compensation Committee considered in determining final bonus payment amounts and any exercise of discretion.

Change-in-Control Severance Agreements and Plan Provisions, page 25

7.	Please disclose the extent to which any change of control severance payment are wholly or partially conditioned on non-compete, non-solicitation and other negative covenants.

Response

Xerox will clarify in the CD&A section of the 2008 Proxy Statement that our change-in- control severance payments are not conditioned on non-compete, non-solicitation or other negative covenants.

8.	Please disclose in your Compensation Discussion and Analysis how you determined change of control and severance payment amounts.

Response

As described in the 2007 Proxy Statement (page 26, second paragraph), “The Committee periodically reviews the change-in-control plan for market competitiveness.” We will clarify in the CD&A section of the 2008 Proxy Statement that the Compensation Committee reviews our change-in-control severance payments against benchmark data to ensure that amounts are consistent with market practices.

Summary Compensation Table, page 30

9.	Please do not use smaller font in your footnotes than you use in your tables.

Response

Xerox will use the same font in footnotes as is used in the compensation tables.

In connection with our responses to the Staff’s comments, Xerox acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses provided in this letter address the Staff’s comments. If you have any questions, please feel free to contact me at 203-849-2529 or by fax at 203-849-5152.

Sincerely,

/s/ Don H. Liu
Don H. Liu
General Counsel and Secretary

cc: Anne M. Mulcahy, Chairman and CEO, Xerox Corporation